UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Global Med Technologies, Inc.

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
37935E101

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
December 9, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%[1]

14	TYPE OF REPORTING PERSON

OO
1 This calculation is based on 33,956,632 shares of common stock (“Common Shares”) of Global Med Technologies, Inc. (the “Issuer”) outstanding as of November 7, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “9/30/08 10-Q”).
* Excludes 9,625,000 Common Shares issuable upon exercise of warrants to acquire 4,125,000 Common Shares and upon conversion of 5,500 shares of series A convertible preferred stock (“Preferred Shares”) of the Issuer convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Special Situations Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%[2]

14	TYPE OF REPORTING PERSON

OO
2 This calculation is based on 33,956,632 Common Shares outstanding as of November 7, 2008 as reported in the 9/30/08 10-Q.
* Excludes 9,625,000 Common Shares issuable upon exercise of warrants to acquire 4,125,000 Common Shares and upon conversion of 5,500 Preferred Shares convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%[3]

14	TYPE OF REPORTING PERSON

OO
3 This calculation is based on 33,956,632 Common Shares outstanding as of November 7, 2008 as reported in the 9/30/08 10-Q.
* Excludes 9,625,000 Common Shares issuable upon exercise of warrants to acquire 4,125,000 Common Shares and upon conversion of 5,500 Preferred Shares convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.

CUSIP No.	37935E101

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,876,765*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

4,876,765*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,876,765*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%[4]

14	TYPE OF REPORTING PERSON

IN
4 This calculation is based on 33,956,632 Common Shares outstanding as of November 7, 2008 as reported in the 9/30/08 10-Q.
* Excludes 9,625,000 Common Shares issuable upon exercise of warrants to acquire 4,125,000 Common Shares and upon conversion of 5,500 Preferred Shares convertible into 5,500,000 Common Shares, which warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the holder becoming the beneficial owner of more than 9.99% of the outstanding Common Shares.

Item 1. Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Shares”), of Global Med Technologies, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive office of the Issuer is 12600 West Colfax, Suite C-420, Lakewood, Colorado 80215.
     As of December 9, 2008, the Reporting Persons (as hereinafter defined) beneficially owned an aggregate of 4,876,765 Common Shares (the “Subject Shares”), representing approximately 14.4% of the outstanding Common Shares. Each of the Reporting Persons may also be deemed to be the beneficial owner of 9,625,000 Common Shares issuable upon exercise of warrants (the “Warrants”) to acquire 4,125,000 Common Shares and upon conversion of 5,500 shares of series A convertible preferred stock, par value $0.01 per share (the “Preferred Shares”), of the Issuer convertible into 5,500,000 Common Shares. The Warrants and Preferred Shares are subject to so-called “blocker” provisions prohibiting the Reporting Persons from exercising the Warrants or converting the Preferred Shares, as applicable, to the extent that such exercise or conversion would result in the Reporting Persons becoming the beneficial owners of more than 9.99% of the outstanding Common Shares. Accordingly, based on the number of outstanding Common Shares as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “9/30/08 10-Q”), the Warrants are not currently exercisable and the Preferred Shares are not currently convertible and, consequently, the 9,625,000 Common Shares issuable upon exercise of the Warrants and conversion of the Preferred Shares have not been included in the number of Subject Shares beneficially owned by the Reporting Persons.
Item 2. Identity and Background
(a), (f)	This Schedule 13D is being filed by: (i) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ii) Victory Park Special Situations Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”); (iii) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (iv) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated December 9, 2008, a copy of which is attached hereto as Exhibit 2.

(b)	The business address of each of the Reporting Persons, other than the Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Fund, is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

(c)	The principal business of Capital Advisors is serving as investment manager for the Fund, which is the record holder of the Subject Shares. Jacob Capital’s principal business is serving as the manager of Capital

Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Fund purchased the Subject Shares for a total consideration (including brokerage commissions) of approximately $5,663,666. The source of funds for such transactions was derived from the capital of the Fund.
Item 4. Purpose of Transaction
     The Reporting Persons initially reported their investment on a Schedule 13G filed on December 31, 2007, as amended on February 14, 2008 and September 8, 2008. The Reporting Persons initially acquired the Subject Shares for investment purposes in the ordinary course of business because they believed such Subject Shares were undervalued and represented an attractive investment opportunity. However, the Reporting Persons have determined that the Issuer has been unable to realize its full value as a publicly traded company, and on December 9, 2008, representatives of the Reporting Persons delivered a letter (the “Letter”) to the Issuer’s board of directors indicating that the Reporting Persons are prepared to purchase all of the Issuer’s outstanding equity securities that they do not already own for $1.10 per share in cash, subject to the completion of limited, confirmatory due diligence and the negotiation of a definitive merger agreement (the “Proposal”). A copy of the Letter is attached hereto as Exhibit 1 and is incorporated herein by reference.
     The Reporting Persons believe that delivery of the Letter constitutes a proposal to acquire a majority share in, or full ownership of, the Issuer. The Reporting Persons thus believe that under the Value Added Marketing Agreement between McKesson Information Solutions LLC (“McKesson”), a division of McKesson Corporation, and the Issuer, McKesson has the right to receive notice of such offer and to make a similar offer. The Reporting Persons believe that the Issuer has no obligation to accept such offer.
     The Proposal is preliminary, and remains subject to negotiation of definitive documentation; approval of the Issuer’s board of directors; approval by the shareholders of the Issuer; and satisfaction of the other conditions set forth in the Letter. As of December 9, 2008, the Issuer and its advisors have not yet had an opportunity to respond to the Letter. There can be no assurance that the proposed transactions or any other transaction will result from the Proposal. The Reporting Persons have sought and may in the future seek the views of, hold discussions with and respond to inquiries from the Issuer’s shareholders, and/or the board of directors, officers or representatives of the Issuer, as well as other persons, regarding the Proposal and alternatives thereto. In connection with the proposed transactions referenced in the Letter and other plans or proposals that the Reporting Persons may develop, the Reporting Persons may make and negotiate proposals to and with the Issuer and/or such other persons concerning the Proposal and alternatives thereto, and may enter into agreements with the Issuer and/or such other persons in connection with those negotiations and proposals. Such discussions may include one or more actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 5. Interest in Securities of the Issuer
     (a), (b) Based upon the 9/30/08 10-Q, 33,956,632 Common Shares were outstanding as of November 7, 2008. Based on the foregoing, the Subject Shares represented approximately 14.4% of the Common Shares outstanding as of such date.
     Capital Advisors, as the investment manager of the Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Richard Levy may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D. Capital Advisors, Jacob Capital and Richard Levy disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
     Each of the Reporting Persons may also be deemed to be the beneficial owner of 9,625,000 Common Shares issuable upon exercise of the Warrants and conversion of the Preferred Shares. The Warrants and the Preferred Shares each contain a contractual provision blocking exercise of the Warrants and conversion of the Preferred Shares if after such exercise or conversion, as applicable, the Reporting Persons would be the beneficial owners of more than 9.99% of the outstanding Common Shares. Accordingly, based on the number of outstanding Common Shares as reported in the 9/30/08 10-Q, the Warrants are not currently exercisable and the Preferred Shares are not currently convertible and, consequently, the 9,625,000 Common Shares issuable upon exercise of the Warrants and conversion of the Preferred Shares have not been included in the number of Subject Shares beneficially owned by the Reporting Persons.

     (c) On October 10, 2008, the Fund purchased 50,000 Common Shares for approximately $0.8548 per Common Share, 50,000 Common Shares for approximately $0.8 per Common Share and 341,000 Common Shares for approximately $0.8203 per Common Share. On November 20, 2008, the Fund purchased 299,925 Common Shares for approximately $0.58 per Common Share. On November 26, 2008, the Fund purchased 29,500 Common Shares for approximately $0.8856 per Common Share. All transactions were open market purchases on the OTC Bulletin Board Market.
     (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Letter to the Board of Directors of Global Med Technologies, Inc., dated December 9, 2008.

2.	Joint Filing Agreement, dated as of December 9, 2008, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2008

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

VICTORY PARK SPECIAL SITUATIONS MASTER FUND, LTD.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

RICHARD LEVY

/s/ Richard Levy
Richard Levy

EXHIBIT INDEX
1.	Letter to the Board of Directors of Global Med Technologies, Inc., dated December 9, 2008.

2.	Joint Filing Agreement, dated as of December 9, 2008, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

EI-1